July 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Jeffrey Gabor

Re:	Landcadia Holdings IV, Inc.

Annual Report on Form 10-K for the year ended December 31, 2022

Filed April 25, 2023

Quarterly Report on Form 10-Q for the quarter ended March 31, 2023

Filed May 15, 2023

File No. 001-40283

Dear Mr. Gabor:

This letter sets forth the response of our client, Landcadia Holdings IV, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), to the oral comment made by the staff of the Division of Corporation Finance of the Commission (the “Staff”) on July 7, 2023 with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2022 and the above-referenced Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (collectively, the “Periodic Reports”).

For ease of reference, a synopsis of the Staff’s oral comment is printed below in bold and is followed by the Company’s response.

Oral Comment

1.	The Company’s balance sheets as of December 31, 2022 and March 31, 2023 each include a line item for “Cash and marketable securities held in trust account,” which is inconsistent with the disclosure elsewhere in the Periodic Reports that, as of the applicable balance sheet dates, the trust account held only cash, rather than cash and marketable securities. Please confirm that, as of the applicable balance sheet dates, the trust account held only cash or advise. If, as of the applicable balance sheet dates, the trust account held only cash, please confirm that the Company will update the balance sheet line item in future reports.

Response: The Company respectfully advises the Staff that the trust account held only cash and cash equivalents, rather than cash and marketable securities, as of December 31, 2022, March 31, 2023 and all other dates in 2023. The Company also confirms that it will update the relevant balance sheet line item in future reports.

United States Securities and Exchange Commission

July 14, 2023

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings IV, Inc.

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